Exhibit (c)(1)

      The following is the text of a letter of advice from ING Bank N.V., the independent financial adviser appointed to advise the Independent Board Committee, which has been prepared for the purpose of incorporation into this Scheme Document, setting out its advice to the Independent Board Committee in connection with the Share Proposal and the Option Proposal.
39/ F One International Finance Center
1 Harbour View Street, Central
Hong Kong
30 April 2007
To the Independent Board Committee of
TOM Online Inc.
Dear Sirs,
PROPOSED PRIVATISATION OF
TOM ONLINE INC.
BY
TOM GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$1.52 PER SCHEME SHARE
(INCLUDING SCHEME SHARES UNDERLYING ADSs)
INTRODUCTION
      We refer to our engagement to advise the Independent Board Committee as to whether the proposal for the privatisation of TOM Online Inc. (the “Company” or “TOM Online”) by TOM by way of the Scheme and the Option Proposal, and more particularly, the Cancellation Price and the Option Proposal Price are fair and reasonable to the Independent Shareholders and Optionholders, respectively.
      The terms used in this letter shall have the same meanings as defined elsewhere in the Scheme Document unless the context otherwise requires.
INDEPENDENT BOARD COMMITTEE
      In accordance with Rule 2.1 of the Takeovers Code, an Independent Board Committee comprising Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui, have been appointed as members of the Independent Board Committee to make recommendations to the Independent Shareholders and the Optionholders in respect of the Share Proposal and the Option Proposal, respectively.
BASIS OF OUR OPINION
      In connection with the formulation and delivery of our opinion to the Independent Board Committee, we performed a variety of commonly used financial, comparative and valuation analyses, as described below. The formulation of a fairness and reasonableness opinion involves various determinations as to the most appropriate and relevant methods of financial, comparative and valuation analyses, and the application of those methods to the particular circumstances. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our opinion.
      In formulating our opinion with regard to the Proposals, we have relied on the information, opinions and facts supplied, and representations made, to us by the Directors and representatives of TOM Online (including those contained or referred to in the Scheme Document and the Announcement). We have assumed that all such information, opinions, facts and representations which have been provided to us by the Directors, and representatives of TOM Online, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge, there are no other facts relating to the TOM Online Group, the omission of which would make any statement contained in the Scheme Document or the Announcement relating to the TOM Online Group misleading. We have also assumed that statements and representations made or referred to in the Scheme Document and the Announcement were accurate at the time they were made and continue to be accurate at the date of despatch of the Scheme Document.
      We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Proposals to justify our recommendation, relying on the accuracy of the information provided in the Scheme Document and the Announcement, as well as to provide a reasonable basis for our advice. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms and conditions of the Proposals. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by TOM Online and TOM in relation to the Proposals will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by TOM Online, its Directors and its representatives. In line with normal practice, we have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by TOM Online, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of TOM Online. Accordingly, we do not warrant the accuracy or completeness of any such information.
      Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as at, the date of this opinion. As a result, circumstances could develop prior to completion of the Proposals that, if known to us at the time we rendered our opinion, would have altered our opinion.
      Our opinion is also subject to the following qualifications:

i.	it is not possible to confirm whether or not the Share Proposal and the Option Proposal are in the interests of each individual Scheme Shareholder or Optionholder, respectively, and each Scheme Shareholder and Optionholder should consider his/her/its vote on the merits or otherwise of the Share Proposal and the Option Proposal respectively, in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/its own investment objectives;

ii.	we express no opinion as to whether the Proposals will be completed or whether they will be successful;

iii.	nothing contained in this letter should be construed as us expressing any view as to the trading prices or market trends of any securities of TOM Online at any particular time; and

iv.	nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities in TOM Online.
      This letter is for the information of the Independent Board Committee solely in connection with their consideration of the Proposals and, except for its inclusion in the Scheme Document and for references thereto in the letter from the Independent Board Committee set out in the Scheme Document, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent. Our opinion is directed to the Independent Board Committee, and addresses only the fairness and reasonableness of the consideration to be received by the Independent Shareholders and Optionholders in the Proposals and does not address the relative merits of the Proposals or any other transaction that may have been available as an alternative to the Proposals, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, our opinion addresses only issues related to the fairness and reasonableness to the Independent Shareholders and Optionholders of the Proposals.
      ING is a registered institution under the SFO to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities and together with its affiliates, provide a full range of wholesale banking services, which, in the course of normal business activities, may from time to time effect transactions and hold securities, including derivative securities, of TOM Online, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) or those of TOM for the accounts of customers. ING will receive a fee from TOM Online for rendering its opinion with regard to the Proposals.
      In connection with the preparation of our opinion, we made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we:

•	reviewed the Group’s audited consolidated financial statements for the financial year ended 31 December 2003 through 2006 and the Group’s unaudited consolidated financial statements for the three months ended 31 March 2007, which TOM Online’s management has identified as being the most current financial statements available;

•	discussed with certain members of the Company’s management the operations, financial condition and future prospects of the Group;

•	reviewed the historical market prices and trading volumes for the Shares and the ADSs;

•	reviewed certain other publicly available financial data for certain companies that we considered comparable to the Company;

•	reviewed various documents relating to the Company; and

•	conducted such other studies, analyses and inquiries as we deemed appropriate.
TERMS OF THE PROPOSALS
      For details of the terms of the Proposals, your attention is drawn to the “Letter from the Board” and the “Explanatory Memorandum” in Parts IV and VIII of the Scheme Document, respectively.

I.	The Cancellation Price and the Option Proposal Price
      As stated in “Part VIII — Explanatory Memorandum” in the Scheme Document, the Proposals are made on the following basis:
The Share Proposal

For each Scheme Share	HK$1.52 in cash
For each ADS	HK$121.60 in cash*

*	Equivalent to US$15.554 in cash calculated on the basis of the Exchange Rate (being US$1.00 to HK$7.818)
The Option Proposal

Exercise price of the Outstanding TOM Online Share Options that are vested as at the Record	Option Proposal Price
Date	for each Option

HK$1.50	HK$0.02
HK$1.204	HK$0.316

Exercise price of the Outstanding TOM Online Share Options that are not vested as at the Record	Option Proposal Price
Date	for each Option

HK$1.50	HK$0.01
HK$1.204	HK$0.01

II.	The Share Proposal
      The Share Proposal relates to the privatisation of TOM Online by way of the Scheme. All the Scheme Shares (including those underlying ADSs) will be cancelled. In consideration for the cancelled Scheme Shares, each Scheme Shareholder will be entitled to receive HK$1.52 in cash from TOM for each Scheme Share held. Upon the Scheme becoming effective, the listing of the Shares on GEM and the quotation of the ADSs on NASDAQ will be withdrawn.
      Certain Scheme Shares are held under the arrangement of the ADS Deposit Agreement. Each ADS represents 80 Scheme Shares and accordingly, upon the Scheme becoming effective, holders of ADSs will for each ADS receive 80 times the Cancellation Price of HK$1.52 in cash, being HK$121.60 from TOM for each ADS held, which at the Exchange Rate (being US$1.00 to HK$7.818) represents US$15.554 in cash, such sum to be paid to holders of ADSs under the ADS Deposit Agreement upon surrender of the ADSs (net of permitted fees, expenses and withholding taxes, if any).
      As the ADSs are governed by the ADS Deposit Agreement and not Cayman Islands law, implementation of the Scheme will not result in and of itself in the cancellation of the ADSs. Instead, upon the Scheme becoming effective, the Scheme Shares underlying the ADSs will be cancelled along with all other Scheme Shares, and the cash received by the ADS Depositary (as the holder of the Shares underlying the ADSs through its nominee HKSCC Nominees Limited) upon cancellation of such Scheme Shares will be converted into US dollars by the ADS Depositary in accordance with the ADS Deposit Agreement and distributed (net of permitted fees, expenses and withholding taxes, if any) to the holders of ADSs pro rata to their holdings upon surrender of their ADSs, in accordance with the provisions of the ADS Deposit Agreement.
      As at the Latest Practicable Date, there were 1,033,766,075 Scheme Shares (including all the Scheme Shares underlying ADSs), which represented approximately 24.27 per cent. of the issued share capital of TOM Online. If all the Outstanding TOM Online Share Options vested as at the Record Date are exercised on or prior to the Record Date and assuming no other change in shareholding before completion of the Share Proposal, the number of Scheme Shares will increase to 1,169,512,298, which represented approximately 26.61 per cent. of the enlarged issued share capital of TOM Online. On the basis of the Cancellation Price of HK$1.52 per Scheme Share, the Scheme Shares are valued at an aggregate amount of HK$1,571 million to HK$1,778 million.

III.	The Option Proposal
      The following sets out the number of outstanding Options as at the Latest Practicable Date:

		Number of	Number of
		vested	unvested
Option Plan	Exercise Price	Options	Options

TOM Online Pre-IPO Share Option Plan	HK$1.50	128,546,223	52,500,000
TOM Online Share Option Scheme	HK$1.204	2,700,000	15,300,000	(1)

Note:

(1)	4,500,000 Options will be vested in May 2007.
     In accordance with the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme, holders of the Outstanding TOM Online Share Options are entitled to exercise their vested options in full or in part at any time from the date of despatch of the notice of the Court Meeting until the earlier of (i) the date two months thereafter; and (ii) the date on which the Scheme is sanctioned by the Grand Court, but the exercise of the Outstanding TOM Online Share Options as described above shall be conditional upon the Scheme becoming effective. In the event that any Outstanding TOM Online Share Options have not been vested as at the Latest Practicable Date but will be vested on or before the Record Date, these Outstanding TOM Online Share Options will be treated as vested Outstanding TOM Online Share Options for the purpose of the Option Proposal, and the relevant Optionholders will be entitled to receive the Option Proposal Price in accordance with the relevant exercise price of Outstanding TOM Online Share Options that are vested as at the Record Date as set out in the table above if they accept the Option Proposal and the Option Proposal becomes effective.
      If the Scheme does not become effective, all unexercised Outstanding TOM Online Share Options will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme.
      The Option Proposal is conditional on the Share Proposal becoming effective and binding.

IV.	Conditions of the Proposals
      The Proposal is subject to a number of conditions, including court sanction of the Scheme and approval by at least three-fourths in nominal value of the votes (taken by poll) cast by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting, and the dissenting votes (taken by poll) against the Scheme at the Court Meeting cast, either in person or by proxy, by the Independent Shareholders not exceeding 10 per cent. of the votes attaching to all the Scheme Shares held by the Independent Shareholders.
      Certain Scheme Shares are held by parties acting in concert with TOM, details of which are described in the “Letter from the Board” and the “Explanatory Memorandum” in Part IV and Part VIII of the Scheme Document. As at the Latest Practicable Date, the Independent Shareholders held 1,019,475,831 Scheme Shares, which represented approximately 23.93 per cent. of the issued share capital of the Company. If all the Outstanding TOM Online Share Options vested as at the Latest Practicable Date are exercised on or prior to the record date for the Court Meeting and assuming no other change in shareholding before completion of the Share Proposal, the number of Scheme Shares held by the Independent Shareholders will increase to 1,060,958,054, which would represent approximately 24.16 per cent. of the Company’s enlarged issued share capital. Ten per cent. of all Scheme Shares is 101,947,583 Scheme Shares or approximately 2.39 per cent. of the issued share capital of the Company, or 106,095,805 Scheme Shares or 2.42 per cent. of the enlarged issued share capital of the Company if all Outstanding TOM Online Share Options vested as at the Latest Practicable Date are exercised on or prior to the record date for the Court Meeting.
PRINCIPAL FACTORS AND REASONS CONSIDERED
      In formulating our recommendation and giving our advice to the Independent Board Committee, we have considered the following principal factors and reasons:

1.	Background and Rationale
      TOM Online is a public company incorporated in the Cayman Islands. The Company is one of the leading wireless Internet companies in the PRC. The Group provides a variety of online and mobile value-added services, including: (a) wireless Internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), Color Ring-Back Tones (“CRBT”) and Interactive Voice Response (“IVR”) services; (b) online advertising; and (c) provision of online Chinese novels and a free online, PC-to-PC Instant Messaging Service in China. The Company also provides other wireless Internet services such as mobile games in China and elsewhere.
      TOM Online has its headquarters in the PRC. Due to the PRC regulations on foreign ownership, the Group conducts substantially all of its operations in the PRC through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, which are legally owned by certain PRC citizens.
      TOM Online is currently expanding its business areas into e-commerce and new media. As part of the expansion, TOM Online entered into a joint venture agreement on 20 December 2006 with eBay Inc. (“eBay”). The joint venture aims to help the Company to penetrate into the Chinese e-commerce market and foster potential synergies among online user communities and distribution channels, improve flexible product innovation on a local platform, and promote mobile integration. On 22 August 2005, the Company, through a subsidiary, entered into a joint venture agreement with Skype Technologies, S.A. to form Tel-Online Limited. Tel-Online is currently developing a more customised localised version of its TOM-Skype instant messaging software for the Chinese market and is focusing on building a strong and large user base prior to launching premium services.
      The background to, and reasons for, the Proposals are set out in the “Letter from the Board”, the “Explanatory Memorandum” and “US Special Factors” in Part IV, Part VIII and Part VII of the Scheme Document. In summary, TOM has identified the following factors:

•	Since the Company’s listing in March 2004, the operating environment in respect of WVAS has changed significantly. The mobile telephone operators in the PRC have introduced a number of policy initiatives in attempts to ensure that high standards of services can be maintained and that greater customer satisfaction can be achieved. These initiatives include blocking certain content and imposing more stringent requirements on subscription acquisition, billing and termination of dormant accounts. On 7 July 2006, China Mobile Communications Corporation (“China Mobile”) introduced a set of changes, requiring, among other things:

—	Mandatory one-month free trial period for all WVAS offerings; and

—	Double reminders for new subscribers and reminder messages to be sent to all existing subscribers for confirmation of service continuity.

•	The above policy changes have affected the financial performance of the Group. For the financial year ended 31 December 2006, the Group’s revenue growth was 0.2 per cent. compared with 37.0 per cent. for the previous year. For the three months ended 31 March 2007, revenue decreased by 26 per cent. compared with the same period last year.

•	As a part of its plan to expand business beyond its core business of WVAS offerings, the Company has entered into a joint venture agreement with eBay on 20 December 2006.

•	TOM believes that the market reaction, while initially positive, has since become muted. Also, the reaction among the equity research community has been mixed. TOM believes that the mixed opinions reflect the time and investment required for TOM Online to continue to undertake significant business restructuring and additional capital investments to expand the TOM Online’s business.

•	In view of the above, while TOM remains confident in the future prospects TOM Online’s WVAS business and its new media initiatives, TOM anticipates that the short- and medium- term share price volatility and potential uncertain financial performance of TOM Online make it poorly suited to remain a publicly listed company.

2.	Historical Financial Performance of the Group
      Set out below is a summary of the Group’s consolidated profit and loss accounts prepared in accordance with the accounting principles generally accepted in the US for year ended 31 December 2003, 2004, 2005 and 2006 and for the three months ended 31 March 2006 and 2007.
      The Directors of TOM Online confirm that save as disclosed in the quarterly report of the TOM Online Group for the three months ended 31 March 2007 in respect of the decline in gross profit margin primarily due to higher IVR revenue shared by China Mobile upon transition to China Mobile’s centralised IVR platform, sharing losses of newly established joint venture, TOM Eachnet, and provision for uncertain tax benefits upon adoption of FIN 48, there were no material changes in the financial or trading position or outlook of TOM Online Group since 31 December 2006, the date to which the last published audited consolidated financial statements of TOM Online Group were made up, up to the Latest Practicable Date. Accordingly, we have no reason to believe that this statement is incorrect and, therefore, we believe it is appropriate for us to rely on this statement in formulating our opinion.

Table (1): Summary Consolidated Profit & Loss Accounts

					Three months
					ended
	Year ended 31 December —				31 March —
	Audited				Unaudited

	2003	2004	2005	2006	2006	2007

	US$m	US$m	US$m	US$m	US$m	US$m
WVAS	56	113	158	153	44	32
Advertising	6	8	9	13	3	3
Others	15	2	1	2	0	1

Total revenues	77	123	168	168	47	35
Growth (year-on-year/period-on-period)	157%	59%	37%	0%	35%	(26%)
Cost of services	(33)	(64)	(97)	(106)	(28)	(27)
Cost of goods sold	(11)	(1)	—	—	—	—

Gross profit	33	58	71	62	20	9
Gross profit margin	43%	47%	42%	37%	41%	24%
Selling and marketing expenses	(3)	(8)	(7)	(7)	(1)	(1)
General and administrative expenses	(9)	(12)	(21)	(23)	(7)	(5)
Product development expenses	(1)	(1)	(2)	(2)	(0)	(0)
Other expenses	(1)	(6)	(1)	(1)	(0)	(0)

Profit from operating activities	20	31	41	30	11	3

Other (expenses)/income	(0)	3	4	4	1	(2)

Profit before tax for the year/period	19	34	45	34	12	1

Income tax (expenses)/ credit	0	0	0	0	(0)	(0)
Minority interests	(0)	(0)	0	0	0	0
Loss from discontinued operations	—	—	(0)	(5)	(0)	(0)

Profit attributable to shareholders	20	34	45	29	12	0
Net profit margin	25%	28%	27%	17%	26%	0%

EBITDA	23	42	49	42	13	5
EBITDA margin	30%	34%	29%	25%	27%	13%

Source: Annual and quarterly reports of TOM Online Group for the relevant periods
Notes:

•	“US$m” denotes US$ million and “EBITDA” denotes earnings before interest, tax, depreciation and amortisation. EBITDA excludes other income/expense, share of losses of jointly-controlled entities, and minority interests. EBITDA also excludes share-based compensation expenses as the Group believes that this will enhance comparability across the financial years and periods since it only recognised share-based compensation expenses starting from the financial year ended 31 December 2006.

•	Figures in 2005 were restated as the Company committed to a plan to dispose its interest in Indiagames.

•	Certain amounts have been rounded for convenience and certain figures, therefore, may not sum to total amounts or equal quotients.

2.1	Analysis of Turnover and Segmental Profitability
      TOM Online is principally engaged in providing a variety of online and mobile value-added services, including: (i) wireless Internet services such as SMS, MMS, WAP, CRBT and IVR services; (ii) online advertising; and (iii) a free online, PC-to-PC Instant Messaging Service in China. For the financial year ended 31 December 2006, the Group generated total revenues of approximately US$168 million, of which 90.7 per cent. and 7.9 per cent. were contributed by the WVAS and advertising segments, respectively.

      Within Group’s WVAS segment, revenue is similarly concentrated. The majority of the WVAS revenue is derived in China from products and services that the Group provides through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. For the financial year ended 31 December 2006, SMS, MMS, WAP, CRBT and IVR services accounted for approximately 39.4 per cent., 8.2 per cent., 19.1 per cent., 6.3 per cent. and 26.3 per cent., respectively, of the WVAS revenue.
      The Group’s online advertising revenue accounted for all its advertising revenue. The online advertising revenue increased by approximately 44.4 per cent. to US$13 million for the financial year ended 31 December 2006 from US$9 million for the financial year ended 31 December 2005.
      We believe that the concentration of the Group’s revenue stream across products and service-providers has made its profitability very sensitive to policy and market changes affecting those products and service-providers.
Table (2): Breakdown of the Segmental Performance Results of the Group

	Year ended 31 December —
	Audited

	2003	2004	2005	2006

	Revenues

	US$m	US$m	US$m	US$m
WVAS	56	113	158	153
Advertising	6	8	9	13
Others	15	2	1	2
Total	77	123	168	168

	Gross profit margin

	%	%	%	%
WVAS	51	46	41	34
Advertising	26	64	69	63
Others	19	54	79	68
Total gross profit margin	43	47	42	37

Source: Annual reports of TOM Online Group for the relevant periods
Notes:

•	“US$m” denotes US$million.

•	Figures in 2005 were restated as the Company committed to a plan to dispose its interest in Indiagames.

•	We note that the certain costs that are common to the Group’s WVAS business and advertising business are allocated to the respective business in the proportion of their gross profits prior to the allocation of the common costs.

•	“Others” segment primarily includes revenue from online games, e-commerce and fee-based email services for the years ended 31 December 2005 and 2006 while a majority of such revenue for the year ended 31 December 2003 and 2004 was derived from computer hardware sales and the provision of integrated enterprise solutions services.

2.2	Deteriorating Operating Environment
      During the two financial years ended 31 December 2005, the Group’s revenue increased by a compound annual growth rate (“CAGR”) of 47.7 per cent. to US$168 million, while its profit attributable to shareholders correspondingly increased by a CAGR of 51.6 per cent. to US$45 million. Gross profit margin decreased to 42.3 per cent. for the financial year ended 31 December 2005 compared to the previous year due to higher costs incurred in acquiring content from third-party providers and promoting the products and services for WVAS business. General and administrative costs increased significantly during the same year as the Group: (i) increased its staff headcount and salaries; (ii) paid and accrued management performance bonus for 2004 and 2005; and (iii) incurred higher professional fees to prepare for Sarbanes-Oxley compliance.

      On 7 July 2006, TOM Online issued a press release relating to policy changes on China Mobile’s Monternet platform. According to the press release, the new policies could impact the Group’s business in three key areas:

•	the new policies would likely reduce the effectiveness of the Group’s existing subscriber acquisition campaigns;

•	increased churn of its subscriber base during the period of sending subscription reminders to existing users; and

•	based on historical operating data, the new policies could potentially reduce the Group’s average subscription duration (from when subscribers sign up for service to when they cancel) to less than the current period of approximately three months, due to the addition of a free trial period.
      The same policies were introduced by China Unicom on its UNI-Info platform.
      The above policies resulted in flat revenue growth for the financial year ended 31 December 2006 while gross profit margin decreased to 37.1 per cent. as a result of higher content and distribution costs. The Group incurred higher general and administrative costs during the same period as it began to adopt SFAS 123R and recognised US$3 million, which represented 95.7 per cent. of its total share-based compensation expenses. Together with a goodwill impairment charge of US$5 million arising from the sale of its interests in Indiagames, profit attributable to shareholders decreased by 36.3 per cent. to US$29 million during the financial year ended 31 December 2006.
      For the three months ended 31 March 2007, the 26 per cent. reduction in revenue compared with the corresponding period last year was primarily attributable to the above-mentioned policy changes, which were introduced around July 2006 and therefore did not affect the results for the three months ended 31 March 2006. Gross profit margin for the three months ended 31 March 2007 decreased to 24 per cent. as: (i) China Mobile’s share of the revenue generated from its IVR platform increased from 15 per cent. to 30 per cent.; (ii) greater competition resulted in higher content and distribution costs; (iii) higher gross margin WAP revenues as a percentage of total revenues decreased to 20 per cent. compared with 25 per cent. during the last three months ended 31 December 2006; and (iv) lower online advertising revenues during the Chinese New Year period in 2007 relative to the portal’s fixed costs eroded margins for that segment. As a result of the foregoing and notwithstanding lower operating costs due mainly to reduced sales and marketing activities, the Group recorded a profit attributable to shareholders of approximately US$145,000 for the three months ended 31 March 2007, which also included its US$3 million share of the losses incurred by the joint-venture with eBay.

3.	Market Trading Performance of the Shares

3.1.	Market price of the Shares
      As TOM Online is listed, its share prices should reflect the prevailing market indication of its value. We have hence used the historical trading prices of the Shares as one of the principal factors for our consideration.
      As the transacted prices of the ADS do not differ significantly from the aggregate of the transacted prices of the Shares underlying the ADSs, we are of the view that the prices of the ADS are fully represented by those of the Shares, and vice versa. As such, we have conducted our analysis based on the Share prices.
      Set out below are charts of (i) historical daily closing market prices and trading volumes of the Shares traded on GEM for the period starting from its listing on 11 March 2004 to the Latest Practicable Date; and (ii) the relative performance of the Share price and the Hang Seng Index (the “HSI”) during the one-year the period starting from 2 March 2006, being the day which is one year prior to the Last Pre-Announcement Trading Day.

Chart (a): Share Price Performance from 11 March 2004 (being the date of listing of the Shares) to the Latest Practicable Date
Chart (b): Relative Performance of the Share price and the HSI from 2 March 2006 (being a year prior to the Last Pre-Announcement Trading Day) to the Last Pre-Announcement Trading Day — Rebased

Source: Datastream
Notes:

(1)	5 March 2007, being the date on which TOM Online requested trading in the Shares to be suspended pending the release of an announcement in respect of a possible proposal to privatise TOM Online.

(2)	Average Share price in Chart (a) is in respect of the period from 11 March 2004, being the date of listing of the Shares on the GEM, to the Last Pre-Announcement Trading Day.

(3)	Daily TOM Online ADS price is, on market days on which the ADSs are traded, the last transacted price of the ADSs on that day, converted into HK$ by using exchange rates of corresponding market days.

(4)	Daily volume is calculated as the aggregate of the volume transacted for the Shares on GEM and ADSs on NASDAQ. Each ADS represents 80 Shares.

(5)	Daily TOM Online Share price is, on market days on which the Shares are traded, the last transacted price of the Shares on that day.

     Since listing, the Shares traded within the range of HK$0.98 to HK$2.75 (the highest closing price being transacted on both 6 April 2006 and 20 April 2006), and the closing price as at the Last Pre-Announcement Trading Day was HK$1.14. The average daily closing price since listing prior to the Last Pre-Announcement Trading Day was HK$1.48.
      During the 12-month period prior to the Last Pre-Announcement Trading Day, the price of the Shares reached a high of HK$2.75 on 6 April 2006 and 20 April 2006. Following the policy changes as described above around July 2006, the prices of the Shares fell to a low HK$1.02 on 15 August 2006. Since then, the prices of the Shares have not exceeded HK$1.52, except during the period between 6 December 2006 and 10 January 2007 during which the Company announced the joint venture with eBay on 20 December 2006.
      During the 12-month period prior to the Last Pre-Announcement Trading Day, the Shares significantly under-performed the HSI: the Share price decreased by 45.7 per cent. compared to an increase of 22.4 per cent. in the HSI.
      Based on market price and trading volume information of the Shares, we set out the following trading statistics for the period from 11 March 2004 to 2 March 2007, being the Last Pre-Announcement Trading Day, (the “Pre-Announcement Period”) and for the period from 12 March 2007, being the first trading day after the Announcement, to the Latest Practicable Date (the “Post-Announcement Period”).
Table (3): Trading Price Statistics during the Pre-Announcement Period

		Premium/
		(discount) of the
		Cancellation Price
Closing Market Prices	Price	to market price

	(HK$)
Trading price on Last Pre-Announcement Trading Day (on 2 March 2007)	1.140	33.3%
Highest price during the 12-month period prior to the Last Pre-Announcement Trading Day (on both 6 April 2006 and 20 April 2006)	2.750	(44.7% )
Lowest price during the 12-month period prior to the Last Pre-Announcement Trading Day (on 15 August 2006)	1.020	49.0%
Average price for the 5-day period prior to the Last Pre-Announcement Trading Day	1.234	23.2%
Average price for the 10-day period prior to the Last Pre-Announcement Trading Day	1.261	20.5%
Average price for the 30-day period prior to the Last Pre-Announcement Trading Day	1.345	13.0%
Average price for the 60-day period prior to the Last Pre-Announcement Trading Day	1.439	5.7%
Average price for the 90-day period prior to the Last Pre-Announcement Trading Day	1.398	8.7%
Average price for the 180-day period prior to the Last Pre-Announcement Trading Day	1.365	11.3%
Highest price since listing and prior to the Last Pre-Announcement Trading Day (on both 6 April 2006 and 20 April 2006)	2.750	(44.7% )
Lowest price since listing and prior to the Last Pre-Announcement Trading Day (on 16 August 2004)	0.980	55.1%

Source: Datastream
Note:
Based on the average of the last transacted prices of the Shares during the last 5, 10, 30, 60, 90 and 180 days prior to, and including, 2 March 2007. Trading was suspended from 9.30am on 5 March 2007 and resumed on 12 March 2007. Last transacted price is on market days when the Shares are traded, the last transacted prices of the Shares on that day and, on market days when the Shares are not traded, the closing Share price from the last traded day.
     Due to declining Share prices generally prior to the Last Pre-Announcement Trading Day, the premium represented by the Cancellation Price over the average Share price over various periods prior to the Last Pre-Announcement Trading Day increases as shorter time periods are used. Further, the Cancellation Price represents a 33.3 per cent. premium over the last transacted Share price on the Last Pre-Announcement Trading Day.
Table (4): Trading Price Statistics during the Post-Announcement Period

		Premium of the
		Cancellation Price
Closing Market Prices	Price	to market price

	(HK$)
Last transacted price on 12 March 2007, being the first trading day of the Shares after the date of the Announcement	1.47	3.4%
Last transacted price as at the Latest Practicable Date (on 26 April 2007)	1.46	4.1%
Highest price since the Announcement date (on 12 March 2007)	1.47	3.4%
Lowest price since the Announcement date (on 11 April, 12 April, 16 April, 17 April, and 19 April 2007)	1.38	10.1%

Source: Datastream
     We set out below a chart showing the share price performance of the Company and the Comparables (as defined below) during the Post-Announcement Period:
Chart (c): Share Price Performance of the Company and the Comparables during the Post-Announcement Period

Source: Datastream
     The Share prices have traded around the Cancellation Price since the Announcement of the Proposals, compared to the closing Share price of HK$1.14 on the Last Pre-Announcement Trading Day. In addition, we note from Chart (c) above that the share prices of Linktone Ltd. and Kongzhong Corp. decreased by 9.0 per cent. and 2.9 per cent., respectively and Hurray! Holdings Co., Ltd. increased by 3.9 per cent. while prices of the Shares traded close to the Cancellation Price during the

Post-Announcement Period. It would therefore appear that the Share prices during the Post-Announcement Period were underpinned by the announcement of the Proposals. There is no assurance that the price of the Shares will remain at current levels should the Scheme not proceed to completion.
      Shareholders should note that the past trading performance of the Shares should not in any way be relied upon as an indication of its future trading performance. If the Scheme is not successful for whatever reason, there is no assurance that the trading price of the Shares will remain at current levels.

3.2.	Trading liquidity of the Shares
      We set forth below the following trading volume statistics for the Shares over the 180-day period prior to the date of the Announcement.
Table (5): Trading Volumes

		As a percentage of
		issued share
	Number of	capital of TOM
Average Daily Trading Volumes	Shares(1)	Online(2)

	(’000)
30-day average daily trading volume prior to the Last Pre-Announcement Trading Day	32,128	0.75%
60-day average daily trading volume prior to the Last Pre-Announcement Trading Day	35,985	0.84%
90-day average daily trading volume prior to the Last Pre-Announcement Trading Day	34,491	0.81%
180-day average daily trading volume prior to the Last Pre-Announcement Trading Day	35,048	0.82%
Average daily trading volume from 12 March 2007, being the first trading day of the Shares after the Announcement, to the Latest Practicable Date	24,563	0.58%

Source: Datastream
Notes:

(1)	Daily volume is calculated as the aggregate of the volume transacted for the Shares on GEM and ADSs on NASDAQ. Each ADS represents 80 Shares.

(2)	Based on issued share capital of 4,259,654,528 Shares as at the Latest Practicable Date.
     We note that the trading volume during the Pre-Announcement Period was broadly consistent, with an average daily trading volume range of between 0.75 per cent. and 0.84 per cent. of the issued share capital of TOM Online over the 30-day and 180-day period, respectively prior to the Last Pre-Announcement Trading Day.
      We also note that even during the Post-Announcement Period, average daily trading volume decreased to 0.58 per cent. of the issued share capital of the Company, representing approximately 2.38 per cent. of the Scheme Shares.
      The Scheme represents an alternative avenue to the open market for the Independent Shareholders seeking to realise their investments.

4.	Comparable Company Analysis

      In selecting companies comparable to TOM Online, we have taken into account their scope of business and their operating environment, relative to TOM Online. However, only a small group of companies have publicly-listed shares and are of comparable size to TOM Online.
      We have selected a list of comparable companies to TOM Online for our comparison based on the selection criteria that those companies: (i) are listed with a primary market focus in the PRC and (ii) have a substantial part of their respective total revenue generated from WVAS activities.
      While comparable company analysis can reflect current market sentiment towards the sector and provide guidance on valuation, we note that the analysis does not take into account differences in accounting policies and standards as well as differences in business models, and/or tax treatments, nor does it take into account possible unique characteristic(s) of the different companies. No adjustments have been made to account for these differences.
      In our assessment of the Cancellation Price, we have considered the following commonly used valuation multiples:

•	Price-to-earnings ratio (“PER”);

•	Enterprise value to EBITDA (“EV/ EBITDA” or “EBITDA Multiple”); and

•	Price-to-book multiple.
      Although these multiples may not necessarily fully reflect the fundamental value of WVAS providers, they typically provide a useful insight into their relative valuations.
      We have used our best efforts to search publicly available information for comparable companies which satisfy the above selection criteria. We set out in the table below all the companies which to the best of our knowledge and belief satisfy the above selection criteria (the “Comparables”) and their relevant valuation multiples. The valuation multiples are based on share prices as at the Latest Practicable Date in the case of the Comparables, and the Cancellation Price in the case of TOM Online, and audited financial information for the year ended or as at 31 December 2005, being the latest period for which audited financial information is available for all the Comparables.
Table (6): Comparable Multiples

					Net cash as
	Stock			Price-to-book	percent of book
Comparables	Exchange	PER(1),(2)	EV/EBITDA(3)	multiple(4)	value

WVAS Comparables

Linktone Ltd.	NASDAQ	6.83	0.54	0.85	77.8%
Kongzhong Corp.	NASDAQ	10.39	5.17	1.86	94.6%
Hurray! Holding Co., Ltd.	NASDAQ	6.35	2.31	1.00	64.0%

Average	—	7.86	2.67	1.24	78.8%

TOM Online at Cancellation Price	Hong Kong/ NASDAQ	18.41	15.53	2.52	20.9%

Sources: Annual reports and Datastream.
Notes:

(1)	Number of shares is based on the total number of shares in issue as at 31 December 2005, except for TOM Online, which is based on the total number of Shares in issue as at the Latest Practicable Date.

(2)	PERs are calculated based on the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Cancellation Price in the case of TOM Online, divided by the respective earnings per share for the 12-month period ended 31 December 2005. Earnings per share for Linktone Ltd., Hurray! Holdings Co., Ltd. and Kongzhong Corp. are calculated based on the audited financial information of the companies for the 12-month period ended 31 December 2005.

(3)	EBITDA Multiples are calculated based on the market capitalisation (using the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Cancellation Price in the case of TOM Online) plus net debt or less net cash plus minority interests, divided by the respective EBITDA for the 12-month period ended 31 December 2005. EBITDA for Linktone Ltd., Hurray! Holdings Co., Ltd. and Kongzhong Corp. are calculated based on the audited financial information of the companies for the 12-month period ended 31 December 2005.

(4)	Price-to-book multiples are calculated based on the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Cancellation Price in the case of TOM Online, divided by the respective book value per share as at 31 December 2005. Book value per share for Linktone Ltd., and Hurray! Holdings Co., Ltd. and Kongzhong Corp. are calculated based on the audited financial information of the companies as at 31 December 2005.

(5)	Also, based on TOM Online Group’s audited earnings per share, EBITDA and book value per share for the 12-month period ended 31 December 2006 and the Cancellation Price, the implied PER, EBITDA Multiple, Price-to-book multiple and net cash as percent of book value are approximately 24.90, 17.23, 2.17 and 29.3 per cent.

4.1.	PER
      PER is one of the most commonly used benchmarks for valuing companies. The PER implied by the Cancellation Price of approximately 18.41 times is significantly higher than the average of the Comparables of 7.86 times.

4.2.	EBITDA Multiple
      The EBITDA Multiple, calculated as market capitalisation plus net debt or less net cash plus minority interests divided by EBITDA for the year, is a common benchmark used for the valuation of companies as it helps to eliminate the differences in capital structures and depreciation policies between the different selected Comparables.
      We note that the EBITDA Multiple implied by the Cancellation Price of approximately 15.53 times is significantly higher than the average of the Comparables of 2.67 times.

4.3.	Price-to-book multiple
      The price-to-book multiple implied by the Cancellation Price of approximately 2.52 times is significantly higher than the average of the Comparables of 1.24 times.

5.	Comparison to Precedent Transactions
      TOM Online is listed on the GEM which has been established as a market designed to accommodate companies to which a high investment risk may be attached. Based on published information on Stock Exchange GEM’s website, there have been eight announced proposals of companies listed on the GEM which have been taken private between the period from 1 April 2000 to the Latest Practicable Date, details of which were summarised in the following table (the “Precedent Transactions”).
      We note that the companies as shown below are engaged in different businesses compared with TOM Online. While the Precedent Transactions can provide indicative market ranges and averages for the evaluation parameters for the purpose of comparing the terms of the Share Proposal, we would like to highlight that the Precedent Transactions included in this assessment were transactions undertaken in the past during which market conditions and expectations may not be reflective of those in effect on the Latest Practicable Date.
      Therefore, any comparison of the Share Proposal with the Precedent Transactions is solely for illustration purposes. Conclusions drawn from such comparisons may not necessarily reflect any perceived market valuation of TOM Online.

Table (7): Precedent Transactions

			Premium of the share offer price over
			closing price/average closing share
			price prior to the last trading day

			Last	30-day	90-day	NAV
Date of			trading	average	average	per
announcement	Company	Method	day	price	price	share(2)

10-Nov-05	Superdata Software Holdings Limited	Voluntary conditional offer	4.4%	6.2%	0.0%	773.0%
15-Sept-05	Media Partners International Holdings Limited	Mandatory unconditional cash offer	32.7%	85.8%	92.7%	111.1%
30-Aug-05	Far Eastern Polychem Industrial Limited	Scheme	57.1%	57.7%	55.0%	-22.3%
16-Aug-05	Henderson Cyber Limited	Scheme	90.9%	110.0%	110.0%	180.0%
7-Apr-05	Lai Fai International Holdings Limited	Mandatory unconditional cash offer	14.3%	15.8%	19.0%	150.0%
24-Mar-05	MediaNation Inc.	Mandatory unconditional cash offer	38.9%	97.9%	119.2%	15.0%
20-Aug-03	iLink Holdings Limited	Scheme	75.0%	66.7%	52.2%	-7.9%
21-May-03	SIIC Medical Science and Technology (Group) Limited	Scheme	15.0%	24.3%	35.2%	64.1%
Precedent Transactions Average(1)			41.0%	58.1%	60.4%	157.9%
Precedent Transactions Average(1) (ex-high and low outliers)			38.8%	58.0%	60.7%	85.4%
TOM Online Share Proposal — Prior to the Announcement Date(3)		Scheme	33.3%	13.0%	8.7%	117.1%

Source: Bloomberg and shareholders’ circulars
Notes:

(1)	The simple arithmetic average of premia may not necessarily fully represent trend of premia offered in the privatisation of GEM-listed companies due to the wide range of values as shown in the table.

(2)	NAV denotes net asset value.

(3)	Premium of the Cancellation Price over the closing Share price prior to the Last Pre-Announcement Trading Day and NAV per Share.
     For illustration purposes only, we note that the premia represented by the Cancellation Price over the average daily closing price of the Shares at various periods are below the average premia over the average daily closing price of the Precedent Transactions at various periods.
      The Cancellation Price represents a 33.3 per cent. premium over the last transacted Share price on the Last Pre-Announcement Trading Day. We note that the premium represented by the Cancellation Price over NAV per Share is higher than the average of those represented by the Precedent Transactions when excluding the highest and lowest premia over NAV per share represented by the Precedent Transactions.

6.	Dividends
      We note that since its listing in March 2004, the Company has yet to pay out any dividends to its Shareholders. Given the continuing competitive environment and its expansion plans, the Group’s profitability may continue to be under pressure in the short-term. There can, accordingly, be no assurance that the Company will be in a position to pay dividends in the future. We are of the view that the Share Proposal, with the Cancellation Price representing a premium to the prevailing market prices of the Shares, presents an opportunity for the Independent Shareholders to realise the Shares in cash and reinvest the proceeds to other potentially higher yielding investments.

7.	Discounted Cash Flow Methodology
      In view of the volatilities and uncertainties associated with the businesses of TOM Online, including significant uncertainties regarding the regulatory environment, we do not believe that a medium to long term forecast of the Group’s financial performance can be generated with sufficient confidence to support a discounted cash flow analysis that would benefit our assessment of the Proposals. As such, we believe that the use of the discounted cash flow valuation methodology is not appropriate.

8.	Other Considerations

8.1.	Alternative offer
      The Independent Shareholders should note that TOM and parties presumed to be acting in concert with TOM in relation to the Share Proposal own a total of 76.07 per cent. of the issued share capital of the Company as at the Latest Practicable Date. Therefore, if any third party were to make a competing offer for the privatisation of the Company, such competing offer would not succeed without the support of TOM. As at the Latest Practicable Date, there is no publicly available evidence of an alternative offer for the Company.
      We also note that TOM has stated that the Cancellation Price will not be increased, and TOM does not reserve the right to do so.

8.2.	Majority control
      As at the Latest Practicable Date, TOM beneficially owned a total of 2,800,000,000 Shares, representing approximately 65.73 per cent. of the issued share capital of the Company. Upon completion of the Proposals, TOM will hold approximately 90.00 per cent. of the Company, or approximately 90.30 per cent. of the Company if all Outstanding TOM Online Share Options vested as at the Latest Practicable Date are exercised. Regardless of the outcome of the Proposals, TOM already has majority ownership over TOM Online, which has enabled it to exercise statutory control over the Company.
      Cranwood held 203,984,001 Shares directly and, through Handel and Schumann,8,974,117 Shares, representing approximately 4.79 per cent. and approximately 0.21 per cent., respectively of the issued share capital of TOM Online. Also, Devine Gem held 212,930,335 Shares, representing approximately 5.00 per cent. of the issued share capital of the Company. Cranwood, Handel, Schumann and Devine Gem are presumed to be acting in concert with TOM in relation to the Share Proposal under the Takeovers Code. Cranwood, Handel, Schumann and Devine Gem are controlled by Ms. Chau Hoi Shuen. All the Shares in which Cranwood, Handel and Schumann collectively and Devine Gem are respectively interested will not form part of the Scheme Shares and will not be cancelled upon the Scheme becoming effective. Upon completion of the Proposals, Ms. Chau Hoi Shuen will in aggregate control indirectly 10.00 per cent. of the Company, or 9.70 per cent. of the Company if all the Outstanding TOM Online Share Options vested as at the Record Date are exercised.

8.3.	Listing costs
      As stated in the “Explanatory Memorandum” in Part VIII of the Scheme Document, the Company’s management believes that the privatisation will relieve the Company of the administrative, compliance and financial burden of its dual listings on the Stock Exchange and NASDAQ, which are disproportionally high relative to its other costs and profitability. For the financial year ended 31 December 2006, these costs amount to approximately US$3 million, which represented approximately 10.2 per cent. of the Company’s profit attributable to Shareholders for the financial year ended 31 December 2006. We also note that the Company has not undertaken any fund raising exercises on either stock exchange since its listing in March 2004.
OFFER TO OPTIONHOLDERS
      In respect of the vested Outstanding TOM Online Share Options, the Option Proposal Price represents the “see-through” price of the Outstanding TOM Online Share Options, being the amount by which the Cancellation Price (HK$1.52 per Scheme Share) exceeds the exercise price of that Outstanding TOM Online Share Option.

Exercise price of vested Outstanding	Option Proposal Price for
TOM Online Share Options	each vested Option

HK$1.50	HK$0.02
HK$1.204	HK$0.316
      The Option Proposal Price in respect of the unvested Outstanding TOM Online Share Options is at a nominal sum of HK$0.01 because the relevant share options are unvested and not exercisable and will, without the Option Proposal, lapse upon the Scheme becoming effective. Holders of unvested Outstanding TOM Online Share Options should, however, note that if the Scheme does not become effective, all unexercised Outstanding TOM Online Share Options will remain unaffected and will, subject to vesting, be exercisable during their relevant exercise periods pursuant to the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme.

Exercise price of unvested Outstanding	Option Proposal Price for
TOM Online Share Options	each unvested Option

HK$1.50	HK$0.01
HK$1.204	HK$0.01
CONCLUSIONS AND RECOMMENDATION
      Having analysed and considered the principal factors set out above, we will like to draw your attention to the following key factors we have considered, and which should be read in conjunction with, and interpreted in, the full context of the Scheme Document in arriving at our conclusion:

1.	While the Group generated impressive revenue and earnings growth up to the financial year ended 31 December 2005, it delivered no revenue growth and net profit attributable to shareholders declined by 36.3 per cent. during the financial year ended 31 December 2006 as a result of policy changes introduced by the Chinese mobile operators in July 2006, higher content and marketing costs and a goodwill impairment charge arising from the sale of Indiagames. As at the Latest Practicable Date, the Company’s management is not aware of any circumstances that could lead to significantly favourable changes to the policies introduced by the Chinese mobile operators.

For the three months ended 31 March 2007, revenues decreased by 26.0 per cent. compared with the same period last year, and the Group recorded a profit attributable to shareholders of approximately US$145,000 compared with a profit attributable to shareholders of approximately US$12 million during the same period last year.

2.	As part of the Group’s efforts to diversify from its heavy reliance on its WVAS business (which contributed more than 90 per cent. of its revenue for the three financial years ended 31 December 2006), the Company entered into a joint venture agreement with eBay on 20 December 2006 to, inter alia, tap into the e-commerce market in the PRC.

3.	TOM expects that TOM Online will need to undertake significant business restructuring and additional capital investments in its expansion efforts, which could potentially result in volatilities and uncertainties in its share price and financial performance. In addition, the privatisation will relieve the Company of the administrative, compliance and financial burden of its dual listings on the Stock Exchange and NASDAQ, which seem to be disproportionally high relative to its other costs and profitability.

4.	During the 12-month period prior to the Last Pre-Announcement Trading Day, the Shares significantly under-performed the HSI: the Share price decreased by 45.7 per cent. compared to an increase of 22.4 per cent. in the HSI.

5.	The Cancellation Price represents a 33.3 per cent. premium over the last transacted Share price on the Last Pre-Announcement Trading Day.

6.	The Cancellation Price represents 18.41 times TOM Online Group’s 2005 earnings and 15.53 times its 2005 EBITDA, a significant premium over the 2005 PER and EBITDA Multiple traded by the Comparables.

7.	The premia represented by the Cancellation Price over the average daily closing price of the Shares at various periods are below the average premia over the average daily closing price of the Precedent Transactions at various periods. However, the premium represented by the Cancellation Price over NAV per Share is higher than the average of those represented by the Precedent Transactions when excluding the highest and lowest premia over NAV per share represented by the Precedent Transactions.

8.	The Company has yet to pay any dividends to its Shareholders since its listing in March 2004.

9.	As TOM and parties presumed to be acting in concert with TOM in relation to the Share Proposal hold an aggregate of 76.07 per cent. of the issued share capital of the Company, if any third party was to make a competing offer for the privatisation of the Company, such competing offer would not succeed without the support of TOM. As at the Latest Practicable Date, there is no publicly available evidence of an alternative offer for the Company.

10.	The Proposals offer the Shareholders and Optionholders an opportunity to exit and monetise their investment in the Shares and the Options at the Cancellation Price and Option Proposal Price, respectively.
The Share Proposal
      Based on the above, and as of the date of this letter, we consider the terms of the Share Proposal taken as a whole to be fair and reasonable so far as the Independent Shareholders (including ADS Holders) are concerned and recommend that the Independent Board Committee advise the Independent Shareholders (including ADS Holders) to vote in favour of the Scheme to be considered at the Court Meeting and the special resolution to be proposed at the EGM to approve the capital reduction, increase in share capital and issuance of new Shares in connection with the Share Proposal.

The Option Proposal
      On the basis of our opinion on the terms of the Share Proposal as discussed above and our analysis of the terms of the Option Proposal, we consider the terms of the Option Proposal to be also fair and reasonable so far as the Optionholders are concerned and recommend that the Independent Board Committee advise the Optionholders to accept the Option Proposal if the Outstanding TOM Online Share Options are not exercised on or prior to the Record Date.

Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director